Filed by AG1 Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

TERMINATION AND FEE AGREEMENT

This TERMINATION AND FEE AGREEMENT (this “Agreement”), dated as of March 11, 2022, is made and entered into by and among VPC Impact Acquisition Holdings II, an exempted company incorporated in the Cayman Islands with limited liability (“VIH”), AG1 Holdings, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Holdco”), AG2 Holdings, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Merger Sub”), FinAccel Pte. Ltd., a Singapore private company limited by shares (the “Target Company”) and Akshay Garg in his capacity as the Shareholders Representative (the “Shareholders Representative”) pursuant to Section 13.18 of the Business Combination Agreement (as defined below) (each, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, on August 2, 2021, VIH, Holdco, Merger Sub, Target Company, the Shareholders and the Shareholders Representative entered into that certain Business Combination Agreement, as amended by that certain First Amendment to Business Combination Agreement dated September 29, 2021 (as amended, restated or otherwise modified, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 12.01(a) of the Business Combination Agreement, the Business Combination Agreement may be terminated by the mutual written consent of the Target Company and VIH; and

WHEREAS, the Parties desire to execute this Agreement in order to mutually terminate the Business Combination Agreement on the terms set forth herein, effective as of the date hereof (the “Termination Date”), pursuant to Section 12.01(a) of the Business Combination Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, the Parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions.

(a) Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Business Combination Agreement.

(b) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Claims” shall mean all claims, contentions, rights, debts, liabilities, demands, accounts, reckonings, obligations, duties, promises, costs, expenses (including, without limitation, attorneys’ fees and costs), liens, damages, losses, actions, complaints, controversies, suits, proceedings, judgments, orders, and causes of action, of any kind whatsoever, whether due or owing in the past, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, asserted or unasserted, fixed or contingent, matured or unmatured.

(ii) “VPC Financing Agreements” shall mean (i) that certain Senior Note Issuance Agreement, dated as of July 10, 2020, by and among the Target Company, as the sponsor, LimeRock Limited, as the company, PT FinAccel Finance Indonesia, as the servicer and an operator, PT FinAccel Digital Indonesia, as an operator, Victory Park Management, LLC, as the registrar and agent, and PT Bank CIMB Niaga Tbk, as the security trustee (as amended, amended and restated, supplemented, novated and/or otherwise modified from time to time, including, without limitation, by that certain Amendment and Restatement Agreement, dated as of November 9, 2020, that certain Second Amendment and Restatement Agreement, dated as of June 8, 2021, that certain Third Amendment and Restatement Agreement, dated as of November 4, 2021, and that certain Fourth Amendment and Restatement Agreement, dated as of March 11, 2022, collectively, the “Senior Loan Note Issuance Agreement”), including any and all other agreements, documents, certificates and instruments contemplated thereby or incidental or related thereto (including, without limitation, all other agreements, documents, certificates and instruments defined as “Finance Documents” in the Master Definitions and Construction Schedule (as defined in the Senior Loan Note Issuance Agreement)), in each case, as may be further amended, amended and restated, supplemented, novated and/or otherwise modified from time to time; and (ii) those certain Convertible Promissory Notes, dated as of March 11, 2022, held by Victory Park Capital Advisors, LLC, Corbin Capital Partners, L.P., and/or any of their respective Affiliates (the “Convertible Promissory Notes”), including those certain Warrants, dated as of March 11, 2022, issued by the Target Company to Victory Park Capital Advisors, LLC, Corbin Capital Partners, L.P., and/or their respective Affiliates in connection with such Convertible Promissory Notes, in each case, as may be amended, amended and restated, supplemented, novated and/or otherwise modified from time to time.

ARTICLE II

TERMINATION OF THE BUSINESS COMBINATION AGREEMENT

Section 2.1. Termination; Effect of Termination on the Business Combination Agreement. The Business Combination Agreement is hereby terminated, effective as of the Termination Date (the “Business Combination Agreement Termination”), in accordance with Article XII of the Business Combination Agreement and the Parties’ rights and obligations under the Business Combination Agreement are those set forth in Section 12.02 of the Business Combination Agreement. The Parties hereto acknowledge that, by virtue of the Business Combination Agreement Termination, the Subscription Agreements and all other Ancillary Documents (other than the Confidentiality Agreement) shall also terminate in accordance with their terms on the Termination Date.

ARTICLE III

FEES

Section 3.1. Payments.

(a) As a reimbursement of certain expenses, costs and other losses incurred by VIH and/or VPC Impact Acquisition Holdings Sponsor II, LLC, a Delaware limited liability company (the “VIH Sponsor”), in connection with the Business Combination Agreement, the Ancillary Documents and all other matters related to the transactions contemplated by the Business Combination Agreement and the Ancillary Documents, and in consideration of the representations, warranties, covenants and agreements contained herein, the Target Company shall pay (and/or shall issue and deliver, as the case may be) when due the amounts described in this Section 3.1 as set forth below:

(i) Within six (6) months of the date of the execution of this Agreement, the Target Company shall pay VIH an aggregate sum not to exceed $4,000,000 (the “Termination Reimbursement Amount”), in reimbursement of certain documented out-of-pocket third party expenses incurred by VIH, by wire transfer of immediately available funds to the account set forth in Annex A; and

(ii) if VIH provides written notice (including via email) to the Target Company that VIH (x) has not consummated an initial business combination and (y) has determined to redeem its public shares and liquidate or dissolve thereafter (and does not withdraw such determination) (such liquidation, a “VIH Liquidation”), the Target Company shall issue and deliver to VIH, a penny warrant (the “Warrant”), which shall contain customary protections for the warrantholder and otherwise reflect terms mutually agreeable to the Target Company and VIH to be negotiated in good faith, to purchase a number of Target Company Ordinary Shares equal to three and one-half percent (3.5%) of the Fully Diluted Share Number as of the date of this Agreement (as adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Target Company Ordinary Shares on or after the date hereof and on or prior to the date of the Warrant is exercised); provided that, for sake of clarity, such adjustments shall not be duplicative of any adjustments pursuant to the provisions of the Warrant (the “Equity Termination Fee”); provided, further that the Warrant (and any shares of Target Company Ordinary Shares issuable upon the exercise thereof) shall be non-transferable (subject to limited exceptions contained therein) and shall be issued solely to VIH within five (5) Business Days following and conditional upon both of the following to occur: (i) the dissolution of the Trust Account and (ii) the distribution of the cash proceeds held therein to holders of Class A ordinary shares of a par value of $0.0001 of VIH in accordance with the amended and restated memorandum and articles of association of VIH. For the avoidance of doubt, in the event that VIH does not effect a VIH Liquidation or instead consummates a business combination with another entity, the Target Company shall no longer be obligated to issue a Warrant to VIH pursuant to this Section 3.1(a)(ii) and the Warrant (if issued) shall be deemed cancelled; provided, further that upon entry into a business combination agreement the Warrant shall be deemed non-exercisable and upon consummation of the business combination, shall be deemed cancelled.

(b) If, prior to the VIH Liquidation, the Target Company consummates any transaction that would be deemed a Sale of the Company (as defined below) in accordance with Section 3.1(c), the Target Company shall (i) provide VIH with at least five (5) Business Days’ prior written notice of the anticipated consummation of such Sale of the Company, and shall provide VIH with all reasonably requested information related thereto, and (ii) include as an express provision of such transaction the counterparty’s agreement to issue the Warrant to VIH in accordance with Section 3.1(a)(ii), subject to the limitations contained therein. For purposes of this Agreement, “Sale of the Company” means, whether in one or a series of transactions, (w) any merger, consolidation or other business combination in which the Target Company is directly or indirectly combined with (A) a special purpose acquisition company (“SPAC”) or (B) another Person and upon consummation of such transaction described in this clause (w)(B), the shareholders of the Target Company immediately preceding such transaction would hold less than fifty-one (51%) of the equity interests in the surviving or resulting entity (whether by voting or number of shares), (x) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Target Company or any Subsidiary of the Target Company of a majority of the assets of the Target Company and its Subsidiaries taken as a whole (or assets generating a majority of the revenues or net profits of the Target Company and its Subsidiaries taken as a whole), or the sale or disposition (whether by merger or otherwise) of one or more Subsidiaries of the Target Company if a majority of the assets of the Target Company and its Subsidiaries taken as a whole (or assets generating a majority of the revenues or net profits of the Target Company and its Subsidiaries taken as a whole) are held by such Subsidiary or Subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to another wholly-owned Subsidiary of the Target Company, (y) the sale, transfer or other disposition by the Shareholders or any other equityholder of the Target Company, in a single transaction or series of related transactions, to one Person or group of related Persons, the Target Company’s Equity

Interests constituting at least a majority of the fully diluted shares of the Target Company or the Target Company’s Equity Interests that represent at least a majority of the voting power or economic right of all of the Target Company’s Equity Interests, or any other transaction or series of related transactions of any kind or nature that results in a single party (or group of affiliated parties), acquiring or holding Equity Interests of the Target Company representing a majority of the outstanding voting power or economic right of the Target Company, or (z) any combination of the transactions in the foregoing clauses (w) through (y).

(c) Prior to March 5, 2023, unless VIH has otherwise consummated a business combination on or prior to such date, the Target Company shall not consummate (x) an initial public offering (“IPO”) of its Equity Securities or (y) any merger, consolidation or other business combination directly or indirectly involving a SPAC in which the Target Company is directly or indirectly a constituent party (“SPAC Transaction”), without the prior written consent of VIH. Subject to the preceding sentence, if (i) the Target Company consummates (A) an IPO of its Target Company Ordinary Shares pursuant to a registration statement on any recognizable international stock exchange, including the Singapore Exchange, Nasdaq or New York Stock Exchange or (B) a SPAC Transaction, and (ii) VIH has not yet completed the VIH Liquidation by the time of consummation of such IPO or SPAC Transaction, then the Target Company, at its sole discretion, shall thereafter have the option to pay cash to VIH, in lieu of issuing the Warrant, in an amount equal to the fair market value of the Warrant on the date that such transaction is consummated.

Section 3.2. Default Rate; Fees of Counsel.

(a) If the Target Company fails to pay the Termination Reimbursement Amount in accordance with Section 3.1(a)(i), a default interest of five percent (5%) per annum shall accrue on a daily basis from the date the Termination Reimbursement Amount was due and payable pursuant to Section 3.1(a)(i) until all such unpaid amounts have been paid in full (such interest, the “Default Interest”).

(b) The Target Company shall bear, and pay or cause to be paid in full, within ten (10) calendar days of a written demand by VIH (or its liquidating trust) or VIH Sponsor, all fees, costs and expenses incurred by or on behalf of VIH (or its liquidating trust) or VIH Sponsor (as applicable) in enforcing and collecting the Termination Reimbursement Amount and/or the Equity Termination Fee, as applicable (including any Default Interest payable under Section 3.2(a)) due and unpaid (or unissued, as applicable), in breach of the terms of this Agreement, including, without limitation, all fees, costs and expenses of any counsel retained by VIH (or its liquidating trust) or VIH Sponsor (as applicable) for advice, suit, appeal, insolvency or other proceedings related to enforcement of such breach.

Section 3.3. Payments. All payments due under this Agreement shall be paid in full, without deduction of taxes or other fees which may be imposed by any Governmental Authority or other Person. All payments hereunder shall be in U.S. dollars in immediately available funds.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties. Each of the Parties hereto represents and warrants to the other Parties that:

(a) It has duly executed and delivered this Agreement and is fully authorized to enter into and perform this Agreement and every term hereof and no further consents or approvals are required;

(b) It has been represented by legal counsel in the negotiation and joint preparation of this Agreement, has received advice from legal counsel in connection with this Agreement and is fully aware of this Agreement’s provisions and legal effect;

(c) It enters into this Agreement freely, without coercion, and based on its own judgment and not in reliance upon any representations or promises made by the other Party, apart from those set forth in this Agreement; and

(d) It has the authority, and has obtained all necessary approvals, including but not limited to approval of the Parties’ respective Boards of Directors (or equivalent governing bodies), as necessary, to enter into this Agreement and all the undertakings, covenants, representations, warranties and other obligations and provisions contained in this Agreement.

ARTICLE V

RELEASE

Section 5.1. VIH Release. Each of the Target Company, Holdco, Merger Sub, the Shareholders and the Shareholders Representative, each for itself, and on behalf of their respective Affiliates, and each of their respective equityholders, partners, joint venturers, lenders, administrators, representatives, shareholders (including, without limitation, the Shareholders), parents, Subsidiaries, officers, directors, attorneys, agents, employees, legatees, devisees, executors, trustees, beneficiaries, insurers, predecessors, successors, heirs and assigns (collectively, the “Target Company Releasing Parties”), hereby absolutely, forever and fully release and discharge VIH, VIH Sponsor and their respective Affiliates and each of their respective present and former direct and indirect equityholders, directors, managers, officers, employees, predecessors, partners, shareholders, members, principals, investors, investment managers, joint venturers, administrators, representatives, Affiliates, attorneys, agents, brokers, insurers, parent entities, Subsidiary entities, successors, heirs, and assigns, and each of them (collectively, the “VIH Released Persons”), from all Claims with respect to, pertaining to, based on, arising out of, resulting from, or relating to the Business Combination Agreement, the Ancillary Documents or the transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, any claims related to the reimbursement of expenses incurred in connection with the termination or negotiation of the Business Combination Agreement, including, any claims for attorney’s fees and any and all other transaction expenses related thereto (collectively, the “Target Company Released Claims”); provided however, that the foregoing release not shall apply to any Claims, in each case whether currently known or unknown, relating to (i) any claims that cannot be waived by Law and (ii) any of the VPC Financing Agreements or any other commercial transactions entered into between any of the Target Company Releasing Parties, on the one hand, and any of VIH, VIH Sponsor or any other VIH Released Persons, on the other hand, unrelated to the Business Combination Agreement (clauses (i) through (ii), the “Target Company Excluded Matters”); provided, further, that nothing contained herein shall be deemed to release any Party from its obligations under this Agreement (including, without limitation, the Warrant), or Sections 13.13 (Trust Account Waiver) and Section 13.18 (Shareholders Representative) of the Business Combination Agreement (which provisions shall be deemed to be incorporated herein by reference and shall apply mutatis mutandis as if set forth at length herein) (the “Surviving BCA Provisions”), and the “Target Company Released Claims” shall be deemed to exclude any Claims with respect to, pertaining to, based on, arising out of, resulting from, or relating to the Target Company Excluded Matters or any obligations of VIH and/or any other VIH Released Persons under this Agreement (including, without limitation, the Warrant) or the Surviving BCA Provisions.

Section 5.2. Target Company Release. VIH, for itself, and on behalf of its Affiliates, VIH Sponsor, equityholders, partners, joint venturers, lenders, administrators, representatives, shareholders, parents, Subsidiaries, officers, directors, attorneys, agents, employees, legatees, devisees, executors, trustees, beneficiaries, insurers, predecessors, successors, heirs and assigns (collectively, the “VIH Releasing Parties”), hereby absolutely, forever and fully release and discharge the Target Company and its Affiliates and each of its respective present and former direct and indirect equityholders, directors, officers, employees, predecessors, partners, shareholders, joint venturers, administrators, representatives, affiliates, attorneys, agents, brokers, insurers, parent entities, Subsidiary entities, successors, heirs, and assigns, and each of them (collectively, the “Target Company Released Persons” and together with the VIH Released Persons, the “Released Persons”), from all Claims with respect to, pertaining to, based on, arising out of, resulting from, or relating to the Business Combination Agreement, the Ancillary Documents or the transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, any claims related to the reimbursement of expenses incurred in connection with the termination or negotiation of the Business Combination Agreement, including, any claims for attorney’s fees and any and all other transaction expenses related thereto (but excluding, for all purposes, Claims in respect of the payment and/or issuance of the Termination Reimbursement Amount and Equity Termination Fee, and the obligations of the Target Company Released Persons in respect thereof) (collectively, the “VIH Released Claims” and together with the Target Company Released Claims, the “Released Claims”); provided however, that the foregoing release shall not apply to any Claims, in each case whether currently known or unknown, relating to (i) any claims that cannot be waived by Law, (ii) any of the VPC Financing Agreements (including, for the avoidance of doubt, any Target Company Releasing Parties’ obligations under any of the VPC Financing Agreements) or any other commercial transactions entered into between any of the VIH Releasing Parties, on the one hand, and any of Holdco, Merger Sub, the Target Company, the Shareholders Representative, the Shareholders and/or any other Target Company Released Persons, on the other hand, unrelated to the Business Combination Agreement (clauses (i) through (ii), the “VIH Excluded Matters”); provided, further, for the avoidance of doubt, that nothing contained herein shall be deemed to release (x) any Party from its obligations under this Agreement, the Warrant or the Surviving BCA Provisions, and the “VIH Released Claims” shall be deemed to exclude any Claims with respect to, pertaining to, based on, arising out of, resulting from, or relating to the VIH Excluded Matters or any obligations of Holdco, Merger Sub, the Target Company, the Shareholders Representative, the Shareholders and/or any other Target Company Released Persons under this Agreement, the Warrant or the Surviving BCA Provisions or (y) any Party from its obligations under the VPC Financing Agreements, including, without limitation, the VPC Warrant, and the “VIH Released Claims” shall be deemed to exclude any Claims with respect to, pertaining to, based on, arising out of, resulting from, or relating to or any obligations of any obligations of any Target Company Released Person under the VPC Financing Agreements.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1. Press Release; Required Disclosure.

(a) The Parties shall issue a press release with respect to the termination of the Business Combination Agreement and Ancillary Documents, in a form that is mutually agreed upon by the Target Company and VIH. Thereafter, except as otherwise provided in Section 6.1(b), none of VIH, Holdco, the Target Company, Merger Sub, the Shareholders’ Representative or any of their respective Affiliates shall, make any public announcement or issue any public communication regarding this Agreement or such termination of the Business Combination, or any matter related to the foregoing, without first obtaining the prior consent of the Target Company or VIH (or following the VIH Liquidation, VIH Sponsor), as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to Securities Laws or the rules of any national securities exchange), in which case VIH (or VIH Sponsor, as applicable) or the Target Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other Party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by VIH (or VIH Sponsor, as applicable) or the Target Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each Party and its Affiliates may make announcements and may provide information regarding this Agreement and the termination of the Business Combination Agreement to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other Party.

(b) The Parties acknowledge and agree that, notwithstanding anything to the contrary in Section 6.1(a) of this Agreement or Section 10.11 of the Business Combination Agreement, following the earlier of the Termination Date or the execution of this Agreement by VIH, VIH may issue a Current Report on Form 8-K reporting the execution of this Agreement in the form and timing determined by VIH.

Section 6.2. Counterparts; Electronic Signatures. This Agreement and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, each of which shall constitute an original and need not contain the signature of more than one Party or party, but all of which taken together shall constitute one and the same agreement. Any counterpart, to the extent signed and delivered by means of a facsimile machine, .pdf or other electronic transmission (including, without limitation, DocuSign or AdobeSign), shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or party to any such contract, each other Party hereto or party thereto shall re-execute original forms thereof and deliver them to all other Parties hereto or parties thereto. No Party hereto or party to any such contract shall raise the use of a facsimile machine, .pdf or other electronic transmission (including, without limitation, DocuSign or AdobeSign) to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, .pdf or other electronic transmission (including, without limitation, DocuSign or AdobeSign) as a defense to the formation of a contract and each such Party or party forever waives any such defense

Section 6.3. Notices. Except as otherwise expressly provided herein, any notice, request, demand or other communication hereunder shall be sent in writing, addressed as specified below, and shall be deemed given (a) when delivered (i) in person, or (ii) by email, with confirmation of receipt, (b) one (1) Business Day after being sent, if sent by reputable, internationally recognized overnight courier service or (c) three (3) Business Days after mailing by certified or registered mail, pre-paid and return receipt requested. Notices shall be addressed to the respective Parties as follows, or to such other address as a Party shall specify to the other parties in accordance with these notice provisions:

If to the Shareholders, Holdco, Merger Sub or the Target Company, to:

FinAccel Pte Ltd

80 Amoy Street #03-02 (Attic Floor)

Singapore 069899

Attn: Abhijay Sethia, Matt Mullarkey

Email: abhijay.sethia@finaccel.co.,

matt.mullarkey@finaccel.co

with a copy (which shall not constitute notice) to:

Cooley LLP

Ocean Financial Centre

182 Cecil Street

#38-01 Frasers Tower

Singapore 069547

Attn:    Rama Padmanabhan, Will Cai, Ferish Patel, David Peinsipp, Matthew Bartus

Email:  padmanabhan@cooley.com; wcai@cooley.com; fpatel@cooley.com;

             dpeinsipp@cooley.com; mbartus@cooley.com

If to VIH, to:

VPC Impact Acquisition Holdings II
Victory Park Capital Advisors, LLC
150 North Riverside Plaza, Suite 5200
Chicago, Illinois 60606
Attn:	Scott R. Zemnick
Email:	szemnick@vpcadvisors.com

with a copy (which shall not constitute notice) to:

White & Case LLP
111 South Wacker Drive, Suite 5100
Chicago, IL 60606
Attn:	Raymond Bogenrief
Email:	raymond.bogenrief@whitecase.com

and

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attn:	James Hu
Email:	james.hu@whitecase.com

Section 6.4. Governing Law. This Agreement, and any claim, action, suit, investigation or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, including statutes of limitations, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement, any other agreement contemplated hereby or the negotiation, execution or performance of this Agreement, such other agreement or the transactions contemplated hereby or thereby, shall be construed in accordance with and governed by the Laws of the State of Delaware, without giving effect to any Law, rule, statute, procedure, provision or principal (including, without limitation, conflict of laws or choice of laws principals, provisions, procedures, statutes, rules or Laws) that would cause the application of the Laws, rules, statutes, procedures, provisions or principals of any jurisdiction other than the State of Delaware; provided that, notwithstanding the foregoing, the laws of Cayman Islands shall apply to VIH in respect of the VIH Liquidation in all respects.

Section 6.5. WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY CLAIM, ACTION, SUIT, INVESTIGATION OR PROCEEDING OF ANY KIND OR NATURE ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY AGREEMENT CONTEMPLATED HEREBY OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, ACTION, SUIT, INVESTIGATION OR PROCEEDING WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE IRREVOCABLE WAIVER OF SUCH PARTY’S RIGHT TO TRIAL BY JURY. EACH PARTY HERETO (I) CERTIFIES THAT NO

ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 6.6. Submission to Jurisdiction. Any claim, action, suit, investigation or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby brought by any other Party or its successors or assigns shall be brought and determined only in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the Parties irrevocably consents and submits to the exclusive jurisdiction of each such court, for itself and with respect to its property, generally and unconditionally, in any such claim, action, suit, proceeding or investigation, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the claim, action, suit, proceeding or investigation shall be heard and determined only in any such court, and agrees not to bring any claim, action, suit, proceeding or investigation arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each of the Parties agrees not to commence any claim, action, suit, proceeding or investigation relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and no Party shall file a motion to dismiss any action filed in Delaware consistent with this Section 6.6, on any jurisdictional or venue-related grounds, including the doctrine of forum non conveniens. The Parties irrevocably agree that venue would be proper in the courts of Delaware described above, and hereby irrevocably waive any objection that any such court is an improper or inconvenient forum for the resolution of such Action. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any claim, action, suit, investigation or proceeding brought pursuant to this Section 6.6.

Section 6.7. Integration; Assignment; Binding Effect. This Agreement (together with the Warrant and the definitions set forth in the Business Combination Agreement that are referenced herein) constitutes the entire agreement among the Parties with respect to their rights and obligations upon and after the Business Combination Agreement Termination and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to this subject matter. This Agreement may not be assigned by any Party without the prior written consent of VIH (or following the dissolution or liquidation of VIH, VIH Sponsor) and the Target Company; provided that, following or in connection with the dissolution or liquidation of VIH, this Agreement may be assigned by VIH to the VIH Sponsor without the prior written consent of the Target Company, so long as VIH Sponsor acknowledges and assumes VIH’s obligations under this Agreement, in a writing signed by VIH Sponsor addressed to the Parties to this Agreement. Any attempted assignment of this Agreement not in accordance with the terms of this Section 6.7 shall be void. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and, subject to the preceding sentence, assigns.

Section 6.8. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns. Each Party hereto acknowledges and agrees that each of the non-party Released Persons are express third party beneficiaries of the releases of such non-party Released Persons contained in Article V and are entitled to enforce rights under such sections to the same extent that such non-party Released Persons could enforce such rights if they were a party to this

Agreement. Each Party hereto further acknowledges and agrees that VIH Sponsor is an express third party beneficiary to all rights of VIH under this Agreement following the VIH Liquidation. Except as provided in the preceding two sentences, there are no third-party beneficiaries to this Agreement, and this Agreement is not otherwise intended to and shall not otherwise confer upon any Person other than the Parties hereto and their successors and permitted assigns any rights or remedies hereunder.

Section 6.9. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but in case any provision in this Agreement shall be held invalid, illegal or unenforceable by a court or other legal authority of competent jurisdiction in any jurisdiction, such provision shall be modified or deleted, as to such jurisdiction, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 6.10. Construction; Interpretation. The term “this Agreement” means this Termination and Fee Agreement together with the Annexes hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Annexes, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections or Annexes are to Articles, Sections or Annexes of this Agreement; and (k) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date first above written.

VIH:

VPC IMPACT ACQUISITION HOLDINGS II

By:	/s/ Gordon Watson
Name: Gordon Watson
Title: Co-Chief Executive Officer

[Signature Page to Termination and Fee Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date first above written.

HOLDCO:

AG1 HOLDINGS, LTD.

By:	/s/ Akshay Garg
Name:	Akshay Garg
Title:	Director

MERGER SUB:

AG2 HOLDINGS, LTD.

By:	/s/ Akshay Garg
Name:	Akshay Garg
Title:	Director

TARGET COMPANY:

FINACCEL PTE LTD.

By:	/s/ Akshay Garg
Name:	Akshay Garg
Title:	Director

SHAREHOLDERS REPRESENTATIVE:

By:	/s/ Akshay Garg
Name:	Akshay Garg

[Signature Page to Termination and Fee Agreement]

ANNEX A

VIH Account Wire Instructions

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4 (if so filed), the proxy statement/consent solicitation statement/prospectus discussed below (if so filed), VIH’s Quarterly Report on Form 10-Q and other documents that may be filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

VIH and Kredivo may file other documents regarding the proposed transaction with the SEC.

If a registration statement on Form F-4 (the “Registration Statement”) is filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH may send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will, if so filed, contain important information about VIH and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus if such is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus if it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully if it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.